Exhibit 99.1

July 20, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Appointment of Independent Director

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and clause 204.10 of the NYSE Listed Company Manual, we hereby inform that the Board of Directors of the Company, on July 20, 2022, approved the appointment of Ms. Päivi Rekonen as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from October 1, 2022 to September 30, 2027. The appointment is subject to approval of the shareholders of the Company.

We are enclosing a copy of the press release in connection with the aforesaid appointment containing a brief profile of Ms. Päivi Rekonen for your reference.

In accordance with BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018, we hereby confirm that Ms. Päivi Rekonen is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. Further, Ms. Päivi Rekonen is not related to any of the Directors on the Board of the Company.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan
Company Secretary

ENCL: As above

Wipro Limited appoints Päivi Rekonen to its Board

New York, USA and Bangalore, India – July 20, 2022: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced the appointment of Ms. Päivi Rekonen to its Board of Directors for five years effective October 1st , 2022, subject to the approval of shareholders.

Päivi Rekonen will serve as an Independent Director on the Board, bringing over 25 years of experience in technology as well as in banking and services. Ms. Rekonen is Chair of The Board of Directors of SEBA Bank AG in addition to being a Member of the Board at Konecranes Plc, WithSecure Plc, and Efecte Plc. Her international career has been shaped by executive leadership roles in functions including technology, human resources, and consulting at global organizations such as Nokia, Cisco, Credit Suisse, Adecco, and UBS.

Welcoming Ms. Rekonen to the Board, Rishad Premji, Chairman, Wipro Limited said, “I am delighted to have Päivi on our Board. Wipro will greatly benefit from her knowledge and focus on digital and technology transformation, strategy creation in international markets, risk management, and organizational development.”

Commenting on her appointment, Päivi Rekonen said, “I am honored to join the Board of Wipro, a company which has innovated at scale over its seven-decade long history while remaining committed to its values and establishing a presence in over 60 countries. I look forward to contributing to its next phase of growth.”

Ms. Rekonen holds Master’s degrees in Social Sciences, and Economics and Business Administration from the University of Jyväskylä, Finland.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 240,000 employees and business partners across 66 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Media Contacts:

Sandeep Deb Varman

Sandeep.varman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations, and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.